Coca-Cola
FEMSA, 29%
Cerveza, 31%
Comercio, 34%
Other, 6%
DODGE & COX
Investment Managers | San Francisco
Fomento Economico Mexicano
SAB de CV (FMX)
Per Share Valuation*
Company Profile
Headquartered in Monterrey, Mexico
Founded in 1890
Holding company for three consumer businesses
Coca-Cola FEMSA (53.7% owned) is the 2
nd
largest Coca-Cola bottler in the world with
operations throughout Latin America
FEMSA Cerveza (100% owned) is a beer business
with 44% market share in Mexico
FEMSA Comercio (100% owned) is a chain of
5,851 convenience stores in Mexico
2007 Revenues = 115,493 Million Pesos *
Investment Thesis
Organic Growth Opportunities All three business lines are well-positioned to benefit from improving demographic and consumer spending trends in Latin America.
Favorable Market Structures Both FEMSA Cerveza and Coca-Cola FEMSA have strong market positions in industries with high barriers to entry and a fragmented customer base.
Strong Management Team Management is focused on producing a strong return on invested capital. Family ownership aligns interests with long-term shareholders.
Free Cash Flow Company generates positive free cash flow after capital expenditures despite significant investments in the business.
Risks
Valuation Trades at a premium to historical average multiples and to the sector as a whole.
Beer Market Dynamics Margins in the Mexican beer market have declined due to high raw material prices and competition with Grupo Modelo (56% share).
Mexican Retail Structure FEMSA benefits from the fragmented retail market in Mexico. As large retailers gain share, margins could decrease.
Acquisition Risk FEMSA has been acquiring assets in Latin America. Given competition for those assets, the Company could be overpaying.
Conclusion: FEMSA was sold from the International Stock Fund.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-392  |
FY ends December 31
Shares Outstanding : 357.8 MM (ADR equivalent)
* Per Share Valuation is in US Dollars. As of 7/01/2008,
1USD=10.3688 Mexican Pesos.
* Coca-Cola FEMSA Revenues adjusted to reflect FEMSA’s
53.7% ownership.
Share Price $45 (07/01/2008)
2008e
2007 2008e multiple
Revenues 38.4 44.5 1.0x
Earnings 2.18 2.46 18.2x
Dividend 0.38 0.44 1.0%
Book Value 23.3 19.9 2.3x

Dodge & Cox  /  Investment Managers  /  San Francisco
CarMax, Inc. (KMX)
Investment Thesis
Strong Business Franchise CarMax is the largest retailer of used cars in the United States.  Its scale and unique business model differentiates it from competitors and provides a significant barrier to entering the market.
Fragmented Market With only 2% share of its market, CarMax is in a position to further penetrate attractive regions and grow its brand.
KMX has grown sales at a 15.6% compound annual growth rate over the last four years.
Historically Low Valuation KMX is trading below its historical average valuation, which may represent an attractive buying opportunity.
Strong Management Team The KMX management team has an impressive background in the specialty retail and used car industries.
Risks
U.S. Consumer & Cyclical Downturn The U.S. consumer is losing strength in the near term, thus affecting the market for used cars.  KMX has undergone a significant expansion over the last decade and plans to continue growth going forward. The cyclical downturn could be so severe that it causes a reduction in planned growth and a need to restructure existing stores.
Credit Market KMX’s ability to generate a profit from financing used vehicles has been compromised due to the current credit environment. There is also a risk that auto loans will begin to default at increasing rates.
August 31, 2008
Company Profile
Headquartered in Richmond, Virginia.
Founded in 1993.
Originally owned by Circuit City Stores,
Inc.
Largest used car retailer in the United
States with 98 superstore locations.
Sold over 600,000 cars last year,
including retail used cars (60%), new
cars (4%), and wholesale used cars
(36%).
Per Share Valuation 2007 Revenues = $8.2 Billion
FY ends February 28
Shares Outstanding = 221 million
All figures in USD
Conclusion: KMX is an attractive investment due to its long-term growth prospects and strong business franchise.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge
& Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-392
Used Vehicle
Sales, 80%
New Vehicle
Sales, 5%
Wholesale
Vehicle Sales,
12%
Other, 3%
KMX S&P 500
Price (8/31/08) $15 $1,283
2007 EPS 0.82 87.72
2008 est. EPS 0.44 73.70
2007 Price/Sales 0.4x
2007 Price/Earnings 18.0x 17.4x
2007 Price/Book 2.3x 2.4x

Dodge & Cox  /  Investment Managers  /  San Francisco
Mobile
Devices
52%
Enterprise
Mobility
Solutions
21%
Home &
Networks
Mobility
27%
Motorola Inc (MOT) — Bought
Investment Thesis
Attractive Valuation Current sum-of-parts valuation places no value on handsets business.
Handset Restructuring Potential restructuring and enhanced product mix in handset business could raise profitability and increase spin-
off value.
Attractive Revenue Growth Prospects Wireless penetration in emerging markets, wireless and broadband network rollout by carriers and voice/data/video offerings by cable and telecom companies provide potential sources of long-term growth.
New Management Co-CEO Greg Brown (Networks/Enterprise Mobility) and Sanjay Jha (Mobile Devices) are revamping company with urgency.
Risks
Handset Issues Weak product development and execution of business strategies led to large declines in profit. Continues to face strong competition from Nokia and other peers. Management may sell handsets business at a discount.
Networks Business Lack of market share in next-generation wireless network infrastructure (3G) and declining legacy network sales.
Strong competition and execution risks on future infrastructure systems (wireless and broadband).
Lack of Transparency Management has not provided material guidance on business structure post potential handset unit spin-off
(capitalization, profitability, etc.).
Bought February 2003, last updated August 2008
Company Profile
Headquartered in the United States.
#4 mobile handset vendor with 9% global
market share (June, 2008)
Leading provider of private radio systems
and supplier of cable/telecom set-top boxes.
Smaller player in wireless and broadband
networks.
2007 sales by geography: U.S. (51%),
Europe (13%), Latin America (12%), Asia
excluding China (9%), China (7%), and
Other Markets (8%).
Announced plans to spin-off mobile
devices business (likely by end of 2009)
Per Share Valuation
2007 Revenues = $36.6 Billion
Conclusion: We believe Motorola is an attractive investment at the current valuation.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information , visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
R&D: Research & Development
FY End December 31
Shares Outstanding: 2.27 billion
All Figures in USD
08-392
MOT S&P 500
Share Price (8/29/08) $9.4 $1,283
2007 EPS 0.11 84
2008 est. EPS 0.08 74
2007 Price/Sales 0.6x 1.3x
2007 Price/Earnings 85x 15x
2007 Price/R&D 4.9x n.a.

Dodge & Cox  /  Investment Managers  /  San Francisco
Mobile
Devices
52%
Enterprise
Mobility
Solutions
21%
Home &
Networks
Mobility
27%
Motorola Inc (MOT) — Bought
Investment Thesis
Attractive Valuation Current sum-of-parts valuation places no value on handsets business.
Handset Restructuring Potential restructuring and enhanced product mix in handset business could raise profitability and increase spin-
off value.
Attractive Revenue Growth Prospects Wireless penetration in emerging markets, wireless and broadband network rollout by carriers and voice/data/video offerings by cable and telecom companies provide potential sources of long-term growth.
New Management Co-CEO Greg Brown (Networks/Enterprise Mobility) and Sanjay Jha (Mobile Devices) are revamping company with urgency.
Risks
Handset Issues Weak product development and execution of business strategies led to large declines in profit. Continues to face strong competition from Nokia and other peers. Management may sell handsets business at a discount.
Networks Business Lack of market share in next-generation wireless network infrastructure (3G) and declining legacy network sales.
Strong competition and execution risks on future infrastructure systems (wireless and broadband).
Lack of Transparency Management has not provided material guidance on business structure post potential handset unit spin-off
(capitalization, profitability, etc.).
Bought February 2007, last updated August 2008
Company Profile
Headquartered in the United States.
#4 mobile handset vendor with 9% global
market share (June, 2008)
Leading provider of private radio systems
and supplier of cable/telecom set-top
boxes. Smaller player in wireless and
broadband networks.
2007 sales by geography: U.S. (51%),
Europe (13%), Latin America (12%), Asia
excluding China (9%), China (7%), and
Other Markets (8%).
Announced plans to spin-off mobile
devices business (likely by end of 2009)
Per Share Valuation
2007 Revenues = $36.6 Billion
R&D: Research & Development
FY End December 31
Shares Outstanding: 2.27 billion
All Figures in USD
Conclusion: We believe Motorola is an attractive investment at the current valuation.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-392
Share Price $9.4 (8/29/08)
2008E
2007 2008E Multiple
Revenues 15.8 13.9 0.7x
Earnings 0.1 0.1 118x
Dividend 0.2 0.2 2.2%
R&D 1.9 1.6 6.1x

Dodge & Cox  /  Investment Managers  /  San Francisco
Wireline 15.7%
Wireless 84.3%
Sprint Nextel (S) — BOUGHT
Updated 3
rd
Quarter 2008
Company Profile
Founded in 1938 and headquartered in
Overland Park, Kansas.
Third-largest wireless services provider
in the U.S., with over 50 million
subscribers.
Third-largest provider of long-distance
wireline voice and data services.
Sprint and Nextel merged in August
2005.
Per Share Valuation
Estimated 2007 Revenues = $40.1 Billion
FY ends December 31
Shares Outstanding = 2.85 billion
All figures in USD
Conclusion:  An investment was made in Sprint Nextel based on the factors above.
This material is for informational purposes only and is not an analysis of every material fact with respect to any security.  Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete.  Information regarding a security is historical and is not intended to represent current conditions or predict future results.  The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity.  This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited.  Before investing in any Dodge & Cox Fund, you should carefully
consider the Fund's investment objectives, management fees, risks and expenses.   To obtain a Fund's prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Investment Thesis
Wireless scale, good asset mix
S has 25% market share in wireless services. The company no longer owns a local wireline network, so it benefits from the trend of wireless-only households.
Technology leadership/spectrum ownership
Vast spectrum ownership enables S to be the first company in the U.S. to offer WiMAX, a new data platform.
Prospect for operational improvement
S is focused on improving its customer service, call quality, marketing, and handset slate to retain its customers.
Prospect for financial improvement
Higher customer retention, lower network expenses and merger synergy could reduce expenses by $2 billion/year.
Cash flow generation
S is free cash flow generative and should be able to continue to build a cash balance over 5 years.
Wholesale positioning
S has aggressively pursued wholesale relationships and could benefit from the growth of wireless resellers.
Risks
Merger integration
Merger has led to current problems related to quality of service, organizational structure and management changes.
Slowing industry growth
Pricing declines and slowing subscriber growth will lead to lower growth rates in the wireless industry.
Spectrum swap
A spectrum exchange required by regulators could disrupt Nextel service.
Competition from other phone companies
Lack of local wireline network could be a disadvantage if wireless and wireline become more integrated in the future.
08-392
S S&P 500
Price (8/31/08) $8.7 1,282.8
2007 EPS 1.2 84.4
2008 est. EPS 0.5 73.7
2007 Price/Book 1.1x 2.4x
2007 Price/Earnings
7.4x 15.2x

N. America,
59%
S. America
& Other,
10%
Asia-Pacific,
11%
Europe,
20%
General Motors Corporation (NYSE:GM)
Per Share Valuation
Company Profile
Headquartered in Detroit, Michigan.
Largest automobile manufacturer in the world by 2007
unit volume (9.37 million vehicles worldwide).
Operates under 13 brands: Buick, Cadillac, Chevrolet,
GMC, GM Daewoo, Holden, HUMMER, Opel, Pontiac,
Saab, Saturn, Vauxhall and Wuling.
Led by CEO, Rick Wagoner, since June 2000.
Founded in 1908.
In 2007, GM sold over 1 million vehicles in China
through joint ventures.
2007 Revenues = $178 Billion
Investment Thesis
Low Valuation Buying $178 billion in auto sales for a $7 billion equity market valuation.
Major Restructuring Removing over $5 billion in labor and healthcare expenses alone by 2010. Legacy healthcare liabilities shifted to labor union. Further restructuring potential includes global integration of units and capacity reduction.
Product Improvements Products have vastly improved in the United States since 2004, resulting in better pricing.
International Assets Unnoticed GM now produces more vehicles outside the United States than within it. GM’s Asian and South America units are highly profitable.
Risks
Bankruptcy                                          Liquidity:
Adequate liquidity today ($20.5 billion in cash as of 30 June 2008 plus $4.5 billion drawn down from a credit line) with no major near-term debt maturities, but continued large negative cash flows could result in a liquidity problem.
Macroeconomic:
Severe problems faced by the U.S. consumer (housing, oil price) have resulted in adverse volume declines and product mix shift for GM.
GMAC Finance Unit GMAC has adequate liquidity for 2008, but difficulties in the auto asset-backed securities market could limit future operations.
Conclusion
GM’s product portfolio, cost structure, and production strategy are the best they have been in 20 years. While substantial risks exist, we believe GM’s low valuation and potential for a significant turn around presents a good investment opportunity.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-392 |
FY ends December 31
Shares Outstanding = 566 million
GM S&P 500
Price (9/30/08) $9.45 1,166.36
2007 Price/Sales 0.03x 1.1x
2007 Price/Earnings nm 14.1x
2007 Price/Book nm 2.2x
2007 EPS -68.45
2008 est. EPS -6.67

Financial Services & Asset Management 4%
U.S. P&C insurance 34%
International Life Insurance 35%
U.S. Life Insurance 14%
International P&C Insurance 13%

Recent Events
Early September 2008 Liquidity crisis leads to large decline in stock price of AIG.
September 16, 2008 The Federal Reserve Bank of New York provided an $85 billion revolving credit facility to AIG and received an 80% equity stake.
September 18, 2008 Edward Liddy, former CEO of Allstate, took over as CEO of AIG on September 18, 2008.
Post-Fed Action Investment Thesis
Strong Parts of Business Remain History of focus on earnings and equity growth and profitability.  Still a leader in many of the world’s insurance markets.
Restructuring Prospects Possibility of strong earnings post asset restructuring and credit problem mitigation.
Improved Liquidity $85 billion Federal Reserve credit line.
Risks
Business Deterioration Uncertain future ownership might lead to higher employee turnover and business attrition.
Complex Business AIG’s business is complex, opaque and levered. The company often takes on developing risks where historical data may be scarce or unreliable.
Exposure to Current Credit Correction Recent mark-to-market adjustments on credit default swap and asset backed security portfolios resulted in reported after-tax losses and reductions in shareholders’ equity. While majority of adjustments are expected to reverse in the future, there may be additional mark-to-market adjustments and some may develop into permanent losses.
Slower Future Growth Likely to experience slower growth than in the past due to its size, more conservative position, and the end of the P&C hard-pricing cycle.
Legal Challenges AIG believes that ultimate liability for the unresolved litigation and investigation matters is unlikely to be material to its financial condition, but could be material to its consolidated results of an individual period.
Conclusion: We are maintaining our position, but given the significant change in capital structure, we will consider all of our options.
American International Group (AIG)
Per Share Valuation Company Profile
Founded in Shanghai in 1919.
Headquartered in New York.
Leading global insurer.
Provides property & casualty (P&C) insurance, life
insurance, financial services and asset management
services in over 130 countries.
2007 Revenue = $110 Billion
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-392  |
FY ends December 31
Shares Outstanding 13.4 billion (post Fed action)
AIG S&P 500
Price (9/30/2008) $3.33 $1,165
2007 Earnings (adj.) 6.45 87.72
2008e Earnings (adj.) 0.00 94.09
2007 Price/Earnings NM 16.8x
2008e Price/Book 0.7x 2.9x

N. America,
59%
S. America
& Other,
10%
Asia-Pacific,
11%
Europe,
20%
General Motors Corporation (NYSE:GM)
Per Share Valuation Company Profile
Headquartered in Detroit, Michigan.
Largest automobile manufacturer in the world by 2007
unit volume (9.37 million vehicles worldwide).
Operates under 13 brands: Buick, Cadillac, Chevrolet,
GMC, GM Daewoo, Holden, HUMMER, Opel, Pontiac,
Saab, Saturn, Vauxhall and Wuling.
Led by CEO, Rick Wagoner, since June 2000.
Founded in 1908.
In 2007, GM sold over 1 million vehicles in China
through joint ventures.
2007 Revenues = $178 Billion
Investment Thesis
Low Valuation Buying $178 billion in auto sales for a $7 billion equity market valuation.
Major Restructuring Removing over $5 billion in labor and healthcare expenses alone by 2010. Legacy healthcare liabilities shifted to labor union. Further restructuring potential includes global integration of units and capacity reduction.
Product Improvements Products have vastly improved in the United States since 2004, resulting in better pricing.
International Assets Unnoticed GM now produces more vehicles outside the United States than within it. GM’s Asian and South America units are highly profitable.
Risks
Bankruptcy Liquidity: Adequate liquidity today ($20.5 billion in cash as of 30 June 2008 plus $4.5 billion drawn down from a credit line) with no major near-term debt maturities, but continued large negative cash flows could result in a liquidity problem.
Macroeconomic: Severe problems faced by the U.S. consumer (housing, oil price) have resulted in adverse volume declines and product mix shift for
GM.
GMAC Finance
Unit GMAC
has adequate liquidity for 2008, but difficulties in the auto asset-backed securities market could limit future operations.
Conclusion
GM’s product portfolio, cost structure, and production strategy are the best they have been in 20 years. While substantial risks exist, we believe GM’s low valuation and potential for a significant turnaround presents a good investment opportunity.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-392  |
FY ends December 31
Shares Outstanding = 566 million
GM S&P 500
Price (8/29/08) $10.00 1,282.83
2007 Price/Sales 0.03x 1.3x
2007 Price/Earnings nm 15.2x
2007 Price/Book nm 2.4x
2007 EPS -68.45
2008 est. EPS -6.67

Genworth (GNW)
Per Share Valuation 2007 Revenue = $11.1 billion
Investment Thesis
Attractive Valuation Trades at 0.3 times 2008E price-to-book value.
Diverse Business Genworth appears capable of enduring significant distress in the U.S. mortgage market.
U.S. Mortgage Recovery Continued distress in the U.S. mortgage market has resulted in improved pricing and should enable Genworth to earn significant returns as the market recovers.
ROE Improvement Genworth has been disciplined in its capital allocation and product pricing.
Asset Restructuring Possibility of separating from problematic U.S. Mortgage Insurance business.
Risks
Exiting Mortgage Insurance Genworth could miss the recovery phase of the mortgage cycle if it exits the industry before it turns or if the industry is restructured in a way that prevents participants from recovering losses.
Investment Portfolio Genworth’s investment portfolio could underperform.
Increased Competition Increased competition could hinder ROE improvement.
Conclusion: We believe Genworth is an attractive investment at the current valuation.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-392  |
FY ends December 31
Shares Outstanding 433 million
Retirement &
Protection
68%
U.S. Mortgage
Insurace
7%
International
24%
Corporate &
Other
1%
Company Profile
Headquartered in the United States.
Provides life insurance, long-term care, payment
protection as well as savings and investment
products such as fixed and variable annuities and
guaranteed investment products.
Leading mortgage insurer in the U.S. and the
largest mortgage insurer internationally.
In 2007, 76% of revenues were from the U.S.
Spun off from General Electric in 2004 (30% of
company, remainder sold in 2006).
GNW S&P 500
Price (9/30/2008) $8.61 $1,165
2007 EPS 3.32 87.72
2008 est. EPS 2.22 94.09
2007 Price/Book 0.3x 2.9x
2007 Price/Earnings NM 16.8x